As filed with the Securities and Exchange Commission on June 17, 2002
                                          Registration No. 333-90604

==============================================================================


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                        Form SB-2/A
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      Amendment No. 1

                  Commission File No. 33-18143-D

                  PALLADIUM COMMUNICATIONS, INC.
      (Exact name of registrant as specified in its charter)

    Nevada                          4899                     87-0449399
(State of incorporation)  (Primary Standard Industrial    (I.R.S. Employer
                           Classification Code Number)    Identification No.)

                  416 W.  Muhammad Ali Boulevard
                    Louisville, Kentucky 40202
                          (502) 585-6364
  (Address and telephone number of principal executive offices and principal place of business)

                    Raymond C. Dauenhauer, Jr.
                  416 W.  Muhammad Ali Boulevard
                    Louisville, Kentucky 40202
                          (502) 585-6364
    (Name, address and telephone number of agent for service)
                         ---------------

                            Copies to:

                       Cindy Shy, Attorney
                         Cindy Shy, P.C.
                        525 South 300 East
                   Salt Lake City, Utah 84111
                          (801) 323-2392

 Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


 This registration statement shall become effective in accordance with
Section 8(a) of the Securities Act of 1933 on such date as the Commission, acting pursuant to Section 8(a), may determine.

                            PROSPECTUS


                  Palladium Communications, Inc.
                       a Nevada corporation

                162,400,000 shares of common stock

                           ___________

  ----------------------------
 |                            |
 |       Trading Symbol       |   We are registering 162,400,000 shares of
 |                            |   our common stock which will be sold by
 |     OTC Bulletin Board     |   selling stockholders.
 |            "PDMC"          |
 |                            |   We will not receive the proceeds from the
 |  Common stock prices as    |   sale of these common shares sold by the
 |   reported  by Nasdaq      |   selling stockholders.
 |Trading and Market Services |
 |     on June 11, 2002,      |
 |   $ 0.018 high bid and     |
 |      low ask $0.023        |
 |                            |
  ----------------------------

This investment involves a high degree of risk, you should review the
               "Risk Factors" beginning on page 4.
                          ______________

Neither the Securities and Exchange Commission nor any state securities commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete.
    Any representation to the contrary is a criminal offense.
                        __________________

               Prospectus dated July 8, 2002

                        TABLE OF CONTENTS


Prospectus Summary......................................................... 3
Risk Factors............................................................... 4
Use of Proceeds............................................................ 6
Market For Common Equity................................................... 6
Management's Discussion And Analysis....................................... 8
Our Business.............................................................. 12
Property.................................................................. 17
Legal Proceedings......................................................... 18
Management................................................................ 18
Principal Stockholders.................................................... 20
Description of Securities................................................. 21
Selling Stockholders...................................................... 22
Plan of Distribution...................................................... 23
Interest of Named Experts And Counsel..................................... 25
Commission's Position on Indemnification
   For Securities Act Liability........................................... 25
Available Information..................................................... 25
Changes In And Disagreements With Accountants............................. 26
Index to Financial Statements............................................. 26

                       PROSPECTUS SUMMARY

                  Palladium Communications, Inc.
                   416 W. Muhammad Ali Boulevard
                    Louisville, Kentucky 40202

     The Offering. Palladium is registering 162,400,000 common shares to be sold by selling stockholders, who are identified in the "Selling Stockholders" section starting on page 22. We are registering these shares as a result of agreements we have entered into with the selling stockholders. Specifically, in February 2002 we entered into a registration rights agreement with four accredited investors which required Palladium to register shares which may be issued upon conversion of secured convertible debentures and/or upon the exercise of warrants. These transactions and agreements are described in more detail in "Selling Stockholders - Transactions Related to the Offering," starting on page 22.

     We will not receive any of the proceeds from the sale of the shares which are being registered for the selling stockholders. These shares will be sold from time to time at the total discretion of the selling stockholders. See "Plan of Distribution" starting on page 23 for further details about the possible methods of sale which may be used by the selling stockholders.

    Shares of common stock offered by selling stockholders        162,400,000
    Common stock outstanding after the offering                   373,549,998
    Common stock owned by selling stockholders after the offering           0

    The Company. We offer telecommunications services and Internet access to small- to mid-sized businesses, families and individuals. We rely on commissioned sales persons and a network marketing structure to sell our products to customers and independent representatives, and we rely upon our independent representatives to sponsor new independent representatives. Further discussions of our products and operations can be found in the "Business" section starting on page 12 and the Management's Discussion and Analysis, starting on page 8.

                           RISK FACTORS

     Potential investors should carefully consider the following risk factors before deciding to buy our common stock. Each investor should also consider the other information in this prospectus. Investing in our common stock involves a high degree of risk and you should not invest in our common stock unless you can afford to lose your entire investment.

RISKS RELATED TO THE OFFERING AND OUR STOCK PRICE

     Purchasers of our common stock could experience substantial dilution of their investment because the number of shares to be issued upon conversion of the secured convertible debentures or upon exercise of the warrants may increase significantly.

     The conversion price of the debentures and the exercise price of the warrants is calculated upon the trading price of our common stock on the OTC Bulletin Board for a 20 trading day period prior to the conversion or exercise. If the trading price drops, then the number of shares required to convert the debentures and exercise the warrants will increase. For example:
On February 28, 2002, we agreed to issue secured convertible debentures in the principal amount of $400,000, along with warrants to purchase 1,200,000 common shares. On February 28, 2002, the conversion price required 12,121,212 common shares to convert the debentures; however, by June 11, 2002, the conversion price required 80,000,000 common shares to convert the debentures. We have agreed to register twice as many shares as required on June 11, 2002, to convert the debentures to address the possibility of these types of market price fluctuations.

     We have not paid cash or stock dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

     Potential investors should not anticipate receiving dividends from our common stock. So long as we have obligations under the secured convertible debentures, we must obtain written consent from the selling stockholders before we pay any dividends. Also, we intend to retain future earnings to finance our growth and development and do not plan to pay cash or stock dividends. This lack of dividend potential may discourage potential investors from purchasing our common stock.

     We are controlled by our executive officers and directors and our other shareholders may not have great influence over our business and this may discourage others from purchasing our shares.

     Our executive officers and directors beneficially own approximately 47.7% of the outstanding common stock. As a result they will have substantial influence over our operations and on the outcome of matters submitted to our stockholders for approval. In addition, their ownership of such a large portion of the common stock could discourage the purchase of our common stock by potential investors, and could have an anti-takeover effect, possibly depressing the trading price of our stock.

RISKS RELATED TO OUR BUSINESS

     We have recorded a net loss for the nine month period March 31, 2002, and may be unable to attain or maintain profitability.

     Our net loss for the nine month period ended March 31, 2002, was $673,626 and our net loss for the six month period ended June 30, 2001, was $14,046.
We are unable to fund our day-to-day operations through revenues alone and have financed our operations through a combination of revenues, loans and sales of our common stock. While we have expanded the number of telecommunication providers and long distance providers we represent, we may be unable to increase revenues to the point that we attain and are able to maintain profitability.

     We terminated our relationship with our major telecommunications provider and we may experience decreased revenues as we seek other providers.

     We terminated our relationship with Adelphia Business Solutions in October 2001. Adelphia Business Solutions had provided 76% of our total revenues for the period ended June 30, 2001, and 77% for the year ended December 31, 2000. We may continue to record losses until we can replace the revenues generated by our relationship with Adelphia Business Solutions.

     We have a limited operating history and may encounter financial, managerial, technological or other difficulties as management combines operations of our acquisitions.

     We had no operations until our merger with USAOneStar.Net, Inc., a Internet service provider and network marketing company, in December of 2000. Then we acquired Palladium Communications, Inc., a telecommunications service provider, in December of 2001. USAOneStar.Net had been in operation only since July 2000 and Palladium only since April 1998. We may suffer losses as management continues the assimilation of operations, technologies, services and products of the companies. We cannot assure that we will be successful in developing and implementing a business strategy that incorporates both companies' products and services.

     We may not be able to compete successfully in our market because we have a small market share and compete with large national companies.

     We estimate that we have less than a 1% market share within the mid-west United States. We compete with major companies who provide telecommunication services and Internet access, including: AT&T, MCIWorldCom, Sprint; AOL.com; as well as, local telephone companies, cable television companies, electric utilities, and microwave carriers. Many of these companies have brand name recognition and significantly greater financial, technical, marketing, and managerial resources, which could prevent us from capturing more market share. We endeavor to remain competitive by increasing our existing business through our marketing efforts, selectively acquiring businesses and services, increasing efficiency, improving access to new markets and reducing costs.

     We are dependent upon third-party local carriers and Internet access providers to supply our services and we have little control over the quality and price of these services, which could lead to the loss of customers.

     We act as agents for telecommunications service providers and Internet access providers and have no control of the infrastructure that provides these services. These third party providers also establish our costs for resale of these services. If we are unable to obtain high quality, reliable and reasonably priced services from these providers in our market, then our customers may not subscribe to our service due to the cost or lack of quality of the service.

     Government regulation may restrict our operations or improve the competitive position of our competitors.

     We are not currently subject to some of the more burdensome requirements of federal regulation. However, our ability to compete in the communications industry depends upon a continued favorable pro-competitive regulatory environment. Government regulation such as the Congressional passage of the Telecommunications Act of 1996 forced our larger competitors to open their markets and share their networks; but new regulation or legislation could alter this structure. New regulations that offer greater flexibility and regulatory relief to our larger competitors or impose greater restrictions on our operations may significantly harm our ability to operate our business.

     We have incurred significant indebtedness which may result in continued net losses.

     As part of our agreement with the selling stockholders we incurred debt of $400,000 and may be obligated to pay 12% interest on a quarterly basis on this debt. As a result, we may be required to dedicate a significant portion of our cash flow from operations, if any, to the payment of interest and principal on this indebtedness and/or for damages related to our failure, if any, to perform under the agreement. In addition, this dedication of cash flows to principal and interest may render us more vulnerable to competitive and economic downturns.

     We have agreed to a lockup period which may limit our ability to finance our business.

     As part of our agreement with the selling stockholders, we agreed to a lock-up period beginning on the closing date of the agreement and ending on the later of November 25, 2002, or 180 days from the effective date of this registration statement. During the lock-up period we must have prior consent of a majority of the selling stockholders prior to:
..    obtaining additional equity financing under specific circumstances,
..    borrowing money,
..    selling any significant portion of our assets,
..    lending money,
..    or assuming contingent liabilities;
unless these transactions are in the ordinary course of our business. If our cash flow fails to satisfy our operational needs and the selling stockholders do not grant consent, then we may be unable to obtain funding from other sources.

    This prospectus contains many forward-looking statements, which by their nature involve substantial risks and uncertainties.

    Words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. here are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors are discussed under "Risk Factors," below, and presented elsewhere in this prospectus. The forward-looking statements presented in this prospectus are based on events through the date on which the statements are made.


                         USE OF PROCEEDS

     We are registering the shares for the benefit of the selling stockholders and they will sell the shares from time to time under this prospectus. We will not receive the proceeds from the shares sold by the selling stockholders. We will pay the costs of this offering, with the exception of the costs incurred by the selling stockholders for their legal counsel and the costs they may incur for brokerage commissions on the sale of their shares.


                     MARKET FOR COMMON EQUITY

MARKET INFORMATION

     Our shares of common stock are traded on the NASD OTC Bulletin Board under the symbol "PDMC." We have a limited trading market for our shares of common stock and we cannot ensure that an active market will develop. As of May 23, 2002, we had 211,149,998 shares of outstanding common stock and we are registering 162,400,000 shares for resale by the selling stockholders. We had no options outstanding as of the date of this filing. As of June 11, 2002, we estimate 205,237,966 shares of our outstanding common stock are restricted shares, as that term is defined in Rule 144, and 5,912,032 shares are unrestricted.

     The following table lists the quarterly high and low bid prices of our common stock in the over-the-counter market for the two most recent fiscal years and the quarters ended March 31, 2002. This information was provided by Nasdaq Trading and Market Services. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-downs or commissions, and may not necessarily represent actual transactions.

     Fiscal Quarter Ended   High Bid  Low Bid
     --------------------   --------  --------

     September 30, 1999     $   3.00  $   2.25
     December 31, 1999          2.38      2.13
     March 31, 2000             7.00      2.63
     June 30, 2000              5.88      3.00

     September 30, 2000     $   5.00  $   4.00
     December 31, 2000          3.25      1.25
     March 31, 2001             3.63      1.31
     June 30, 2001              2.25      0.59

     September 30, 2001     $   1.01  $   0.22
     December 31, 2001          1.01      0.16
     March 31, 2002             0.10      0.01

     Our shares may be subject to Section 15(g) and Rule 15g-9 of the Securities and Exchange Act, commonly referred to as the "penny stock" rule. The rule defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. The rule provides that any equity security is considered to be a penny stock unless that security is:
     . registered and traded on a national securities exchange meeting specified criteria set by the SEC;
     .  authorized for quotation from the NASDAQ stock market;
     . issued by a registered investment company; or . excluded from the definition on the basis of share price or the issuer's net tangible assets.

     These rules may restrict the ability of broker-dealers to trade or maintain a market in our common stock and may affect the ability of shareholders to sell their shares. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors must make a special suitability determination for the purchase of the security.
Accredited investors, in general, include individuals with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse, and certain institutional investors. The rules require the broker-dealer to receive the purchaser's written consent to the transaction prior to the purchase and require the broker-dealer to deliver a risk disclosure document relating to the penny stock prior to the first transaction. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks.

HOLDERS

     As of May 23, 2002 we had approximately 539 stockholders of record.

DIVIDENDS

     We have not paid cash or stock dividends and have no present plan to pay any dividends. Instead, we intend to retain any earnings to finance the operation and expansion of our business. We are currently subject to a lock-up agreement which requires the consent of the selling stockholders prior to the payment of dividends on our common stock (See, "Selling Stockholders - Transactions Related to the Offering," below.) Therefore, the payment of any cash dividends on our common stock is unlikely. However, our board of directors may revisit this matter from time to time and may determine our earnings, financial condition, capital requirements and other factors allow for the payment of dividends.

               MANAGEMENT'S DISCUSSION AND ANALYSIS

     Corvallis, Inc., our predecessor, evolved from a development stage company, with no operations or revenues, into a Internet service provider as a result of our merger with USAOneStar.Net, Inc., a Texas corporation, in December 2000. Then on December 26, 2001, we acquired Palladium Communications, Inc., a Kentucky corporation, which added telecommunication services to our product line. Palladium/Kentucky was the accounting survivor of the reverse acquisition, consequently, the following discussions are based upon the consolidated financial information of Palladium/Kentucky and Palladium, formerly USAOneStar.Net, Inc.

     Reverse Merger Treatment In December 2000 Corvallis, Inc., our predecessor, merged with USAOneStar/Texas. Corvallis was the surviving entity and changed its name to USAOneStar. Net, Inc. The merger was accounted for as a "reverse merger" and the accounting survivor was USAStar/Texas. The reverse merger was completed by the exchange of 13,500,000 shares of the Corvallis common stock for 1,000,000 shares of USAOneStar/Texas common stock. For tax purposes, the merger was structured to qualify as a tax free exchange pursuant to Section 368 (a)(1)(B) of the Internal Revenue Code, as amended. For accounting purposes, USAStar/Texas was acquired for approximately 13.5 million shares valued at $13,500. The merger was accounted for under the purchase method of accounting and as a result USAStar/Texas' results of operations was included with Corvallis' from the closing date and USAStar/Texas' consolidated assets and liabilities were recorded at their fair values at the same date.

     Reverse Acquisition Treatment   In December 2001 USAOneStar.Net acquired
Palladium/Kentucky through a stock-for-stock exchange intended to qualify as a tax-free exchange under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The acquisition was accounted for as a "reverse acquisition" and the accounting survivor was Palladium/Kentucky. USAOneStar exchanged 183 million common shares, with an estimated value of $700,000, for approximately 6,203 shares of Palladium/Kentucky common stock. After the acquisition, USAOneStar changed its name to Palladium Communications, Inc.

RESULTS OF OPERATIONS

     Our fiscal year ends June 30 and Palladium/Kentucky's fiscal year ends December 31. We intend to continue to use the June 30 fiscal year end. As a result, the following discussions present the financial information for the nine months ended March 31, 2002 and 2001, which are unaudited, and the audited financial information for the six month transition period ended June 30, 2001 and 2000, and the years ended December 31, 2000 and 1999.

     Three and Nine Month Periods Ended March 31, 2002, Compared to the Three and Nine Month Periods Ended March 31, 2001

     The majority of our revenues are based on commissions we receive from telecommunication companies for offering telecommunication services to businesses, families and individuals. Revenues are recognized as required by the SEC Staff Accounting Bulletin No. 101, which requires sales based on long term agreements for telecommunication services, web-based applications and web site hosting to be recognized ratably over the initial term of the contract. Monthly charges for services are recognized when the telecommunication provided receives payment from the customer. Revenues for the nine month period ended March 31, 2002, decreased $506,779 compared to the nine month period ended March 31, 2001, and revenues decreased $130,737 for the three month period ended March 31, 2002 ("2002 third quarter") compared to the 2001 third quarter. The decrease in revenues for the 2002 nine month period was primarily the result of the termination of the operations of our wholly-owned subsidiary, JTC Communications, Inc., in September 2000. The decrease in revenues for the 2002 third quarter was primarily the result of the loss of a major provider, Adelphia Business Solutions, during 2001.

      Cost of sales consist of phone service costs, commissions on sales and the cost of finished products, such as software, purchased from third-party vendors. Cost of sales decreased $76,033 for the 2002 nine month period compared to the 2001 nine month period and decreased $25,913 for the 2002 third quarter compared to the 2001 third quarter. These decreases in cost of sales were directly related to the decrease in revenues. Accordingly, our gross profit for the 2002 nine month period decreased $430,746 compared to the 2001 nine month period and decreased $104,824 for the 2002 third quarter compared to the 2001 third quarter.

     Total operating expenses include general and administrative expenses, which represent employees' salaries, office expenses and consulting fees. These expenses increased $350,508 for the 2002 nine month period compared to 2001 nine month period and increased $199,000 for the 2002 third quarter compared to the 2001 third quarter. These expenses increased primarily as a result of compensation expense related to consultant employment agreements for services to be rendered during fiscal year 2002. As a result, we recorded a net operating loss of $562,597 for the 2002 nine month period compared to a net income of $218,657 for the 2001 nine month period. Also, we recorded a net operating loss of $271,288 for the 2002 third quarter compared to a net income of $32,536 for the 2001 third quarter.

     We recorded total other expense of $111,029 for the 2002 nine month period. This expense was primarily the result of an impairment of goodwill in
the amount of $116,800 related to our acquisition of NetMart 2020, Inc.   For
the 2001 nine month period we recorded total other income of $111,875, which was primarily the result of a gain on disposal of assets related to shut down of our Owensboro, Kentucky, operations during the 2001 nine month period.

     We recorded a net loss of $673,626 for the 2002 nine month period compared to net income of $335,732 for the 2001 nine month period. An net loss of $388,088 was recorded for the 2002 third quarter compared to a net income of $37,236 for the 2001 comparable period. As a result of the number of weighted average shares outstanding, we posted no net income or loss per share for any period.

     Six Month Transition Period Ended June 30, 2001, Compared to Six Month Transition Period Ended June 30, 2000

     Total revenues from the resale of telecommunications services decreased $322,039 for the six month transition period ended June 30, 2001 compared to the six month transition period ended June 30, 2000. Revenues decreased in the 2001 transition period primarily due to the loss of revenues from JTC Communications.

     Cost of sales decreased $261,580 for the 2001 transition period compared to the 2000 transition period and were 15.8% of revenues for the 2001 transition period compared to 42.7% of total revenues for the 2000 transition period. The 2001 transition period total cost of sales were less due to the lack of phone service costs of JTC Communications. As a result, our gross profit for the 2001 transition period decreased $60,459 compared to the 2000 transition period.

     Total operating expenses decreased $158,147 for the 2001 transition period compared to the 2000 transition period. The 2001 transition period decrease was primarily the result of termination of JTC Communications operations.

     For the 2001 transition period we recorded other income of $9,750 related to interest income from a note receivable and other miscellaneous income.

     We recorded a net loss of $14,046 for the 2001 transition period compared to a net loss of $156,584 for the 2000 transition period.


     Year Ended December 31, 2000, Compared to the Year Ended December 31,
     1999

     Total revenues from the sale of telecommunications services increased $387,206 for the year ended December 31, 2000 compared to the year ended December 31, 1999. Revenues increased in the 2000 year period due to increases in commissions related to the expansion of our customer base.

     Total cost of sales increased $18,094 for the 2000 year compared to the 1999 year; however, cost of sales were 31.3% of total revenues for the 2000 year compared to 40.8% for the 1999 year. The 2000 year period increase was due primarily to the commissions paid to our sales force. As a result of the increased sales our gross profit for the 2000 year period increased $369,112 for the 2000 year compared to the 1999 year.

     Total expenses increased $208,115 for the 2000 year compared to the 1999 year. The 2000 year period increase was primarily the result of increases in personnel.

     We recorded total other income of $107,175 for the 2000 year period which was primarily the result of a gain on disposal of assets related to the closing of JTC Communications' offices in September 2000.

     A net income of $141,912 was recorded for the 2000 year compared to a net loss of $86,729 for 1999. Again, we did not record net income or loss per share due to the number of weighted average shares outstanding.

     Factors Affecting Future Performance - Actual costs and revenues could vary from the amounts we expect or budget, possibly materially, and those variations are likely to affect how much additional financing we will need for our operations. Our future cash flows will be dependent on a number of factors, including:

     . Our ability to promote telecommunication services and Internet access to our customers and independent representatives;
     . Our ability to encourage our independent representatives to sponsor new representatives and increase their own personal use of our products and services;
     . We may lose telecommunications customers as we attempt to transfer them from Adelphia's services to other service providers;
     . We may experience software defects or disruption in services provided by third parties which may damage customer relations;
     . We may experience breakdowns or unauthorized entry into our Internet hosting services, harming our business;
     .  Our ability to develop successful new product lines and services;
     . Effects of regulatory changes, if any; and, . Our ability to establish name brand recognition in our markets.

     Seasonal Aspects In the network marketing industry, the summer months of June, July and August, and the holiday months of November and December are relatively soft. However, with our short operating history we are unsure how the industry-wide fluctuations will affect our future business.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our cash requirements primarily through revenues and loans. At the end of the nine month period ended March 31, 2002, we had $86,462 cash on hand and total current assets of $310,025 compared to $81,809 cash on hand and total current assets of $316,024 at the fiscal year ended June 30, 2001. Total current assets at March 31, 2002, included $142,139 allocated to prepaid expenses related to 685,000 common shares issued in August 2001 for consulting services to be rendered during the 2002 fiscal year. Our total current liabilities were $236,786 at the end of the 2002 nine month period compared to $41,029 at the 2001 fiscal year end. Deferred revenue of $47,477 and the current portion of long-term debt in the amount of $158,000 represented 86.8% of the 2002 nine month period total current liabilities. Our working capital dropped to $73,239 at the end of the 2002 nine month period compared to $274,995 at the 2001 fiscal year end.

     Net cash used for operations in the 2002 nine month period was $153,683 compared to net cash provided by operating activities of $76,668 for the 2001 transition period ended June 30, 2001, and $81,300 used by operations for the year ended December 31, 2000. Net cash provided by investing activities was $336 for the 2002 nine month period compared to net cash used by investing activities of $1,080 for the 2001 transition period and

$9,573 for the 2000 year. Proceeds of $158,000 from notes payable represented the net cash provided by financing activities for the 2002 nine month period compared to $0 net cash provided by financing activities in the 2001 transition period and $31,000 for the 2000 year.

     As of March 31, 2002, our principal commitments consisted of approximately $2,400 per month for office space. Then on February 28, 2002, we entered into a securities purchase agreement with four accredited investors in which we agreed to sell an aggregate of $400,000 in secured convertible debentures, with 12% interest. We also granted warrants to purchase 1,200,000 common shares as part of the agreement. The creation of this debt may result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns.

    The convertible debentures are secured by all of our assets and they mature on February 28, 2003. We agreed to pay interest on the convertible debentures, at the holder's option, either quarterly beginning on March 31, 2002, or upon conversion. We estimate the quarterly interest payments for the convertible debentures could total approximately $48,000. The warrants expire through February 28, 2005, and have exercise prices based on calculations related to the trading price of our shares on the OTC Bulletin Board. As part of this agreement, we also agreed to register 162,400,000 common shares which may be required for the conversion of the debentures and exercise of the warrants.

    During the 2002 nine month period we were unable to fund our operations with revenues alone. As a result, management believes that our cash needs for at least the next twelve months may require a combination of revenues, loans and/or sales of our common stock. However, as part of the securities purchase agreement discussed above, we agreed to a lock-up period which restricts our ability to obtain additional financing. The lock-up period begins February 28, 2002, and ends on the later of November 25, 2002, or 180 days from the effective date of the registration statement which registers the underlying common stock to be reserved for conversion of the debentures and warrants.

    During the lock-up period we have agreed not to obtain certain types of additional equity financing without prior consent from a majority-in-interest of the selling stockholders. We may not obtain equity financing without prior consent of the selling stockholders if the transaction involves the issuance of common stock at a discount to the market price of our common stock; if the financing involves convertible securities convertible into an indeterminate number of shares; or, involves the grant of warrants. We also agreed to provide each investor with the option to purchase pro rata any securities we may offer in any future offerings, subject to certain exemptions, during the period beginning on the closing date and ending two years after the end of the lock-up period. In addition, so long as we have obligations under the secured convertible debentures, we must obtain written consent from the selling stockholders before we may pay any dividends, repurchase our common shares, borrow money, sell any significant portion of our assets, lend money or assume contingent liabilities; unless these transactions are in the ordinary course of our business.

    Management intends to focus on the expansion of our customer base and network marketing structure, as well as seeking other telecommunications providers to expand our options and provide a wider range of services. In the short term, we intend to contact customers relying on the services of Adelphia Business Solutions and facilitate their move to other telecommunications providers. We anticipate that if we are successful in these short term goals, we may realize additional sources of revenue to improve cash flow and improve profitability for the long term. Management intends to use the $400,000 provided by the securities purchase agreement for working capital to cover revenue short falls in the short term. Additional debt financing or equity transactions may be required if revenues are insufficient to fund operations.

                          OUR BUSINESS

HISTORICAL DEVELOPMENT

     Corvallis, Inc. was incorporated in the state of Nevada on September 28, 1987 to seek business opportunities. On October 31, 2000, Corvallis and USAStarOne.Net, Inc., a Texas corporation, entered into an Agreement and Plan of Reorganization by which Corvallis merged with USAOneStar/Texas through a stock-for-stock exchange. The agreement provided that Corvallis was the surviving entity of the merger and it acquired the business operations, products and assets of USAOneStar/Texas. USAOneStar/Texas was incorporated on July 21, 2000, and was an Internet service provider using a network marketing structure for distribution of its services. Pursuant to the merger agreement, Corvallis issued 13,500,000 shares valued at $13,500 in a stock-for-stock exchange for the 1,000,000 outstanding shares of common stock of USAOneStar/Texas and Corvallis changed its name to USAOneStar.Net, Inc. The shareholders of USAOneStar/Texas, acquired 89.9% of the 15,005,000 shares outstanding immediately after the share exchange.

     On August 31, 2001, USAOneStar.Net, Inc. and Palladium Communications, Inc., a Kentucky corporation, entered into an Agreement and Plan of Reorganization by which USAOneStar acquired Palladium/Kentucky as a wholly-owned subsidiary through a stock-for-stock exchange.
Palladium/Kentucky was incorporated in April 23, 1998, and was a reseller of telecommunications services. Pursuant to the agreement, USAOneStar issued 183,000,000 common shares valued at approximately $700,000 to the shareholders of Palladium/Kentucky in exchange for approximately 6,500 issued and outstanding shares of Palladium/Kentucky, which represented 100% of that company's issued and outstanding shares. Upon completion of the share exchange, Palladium/Kentucky's shareholders held approximately 92% of the 199,000,000 shares of common stock outstanding immediately after the share exchange. Subsequently, USAOneStar changed its name to Palladium Communications, Inc.

BUSINESS

     We offer telecommunications services and Internet access to small- to mid-sized businesses, families and individuals. We enter into agent agreements with various local carriers of telecommunications services and purchase access service from other Internet access vendors. This approach allows us to offer our customers cost savings without having to invest in expensive equipment or infrastructure. We rely on commissioned sales persons and a network marketing structure to sell our products and services to customers and independent representatives, and we rely on our independent representatives to sponsor new representatives. (See, "Network Marketing," below).

     SERVICES AND PRODUCTS

     Telecommunications Services:   Palladium/Kentucky entered the
telecommunications market in 1998 to capitalize upon the competitive opportunities which resulted from Congressional passage of the Telecommunications Act of 1996. The Telecommunications Act of 1996 required incumbent local exchange carriers, such as the Regional Bell operating companies and GTE, to co-operate in opening up their local telephone markets to competition, as a "quid pro quo" for gaining access to the long-distance telephone markets. In order to accomplish this, the incumbent carriers allowed competitive local exchange carriers to resell local dial-tone telephone service using the incumbent carriers' long distance transmission lines. Then in most areas the local carrier provides customer service and billing functions using their own switches and fiber optic networks.

     Through our agent agreements with telecommunications providers we are able to provide local dial-tone, unlimited flat-rate long distance and wireless service, cellular services, data services, voice messaging, and calling cards. Customers are able to switch from incumbent carriers to our service in a generally seamless manner, maintaining their same phone numbers, phone lines, services, etc. They are simply billed from our office rather than by the incumbent or local carrier. In the local dial-tone arena, we can offer savings to business customers of approximately 10% or more when compared with what the business is charged by their local or incumbent carrier.

     Internet Service Provider:   We provide dial-up and direct service link
service to the Internet. We provide two types of domain hosting: One where the user is provided a personal domain and uniform resource locator with up to 25 megabytes of storage, and the second type with shopping cart software, plus, 50 megabytes of storage.

     Interactive Educational Software:   Each of our Internet service dial-up
or direct service link customers receives a CD-ROM-based interactive educational software package, which is designed to provide these customers with the necessary tools to access and use the Internet. It includes educational programs ranging from basic "point-and-click" techniques to the development of web sites, along with lessons involving computer and Internet fundamentals, the Windows operating system, word processing, spreadsheets, web site development, etc.

     PRODUCT DEVELOPMENT

     Management has completed transactions during the past year which expanded our product lines and may improve revenues. In November 2001 we formed a strategic alliance with UTEK Corporation, a business development company. We anticipate that this agreement will provide an avenue for us to acquire technology opportunities from university and federal research centers. Then in February 2002 we acquired the NetMart 2020, Inc. web-based cyper mall which complements our USAStar.Net direct marketing program, discussed below. The cyber mall allows its members to benefit from discount prices at more than 500 web sites. To enjoy these benefits, members pay a yearly membership fee and can participate in a multi-level commission structure related to the new members they refer to the cyber mall.

     DISTRIBUTION

     As of June 11, 2002, we relied on approximately 20 commissioned sales persons and approximately 700 active independent representatives to offer our services to individuals, families and businesses. We also encourage our independent representatives to sponsor new independent representatives. We instituted our network marketing program as a unique approach within the Internet service provider industry to rapidly expand our subscriber base without the typical customer acquisition costs.

     In the telecommunications area, we try not to rely upon any single local carrier to supply services to our customers. Instead, in most markets we enter into agent agreements with multiple local carriers when there are multiple providers of local dial-tone service. This concept of representing multiple suppliers to and for the benefit of a customer is a unique aspect of our business plan. Our contracts with local carriers also prevent them from offering local dial-tone service to our customers at a lower price than we charge.

     We have agent agreements with an array of telecommunication providers. Our agreements with providers, such as, USLEC, New South Communications, Access Point, NuVox, TalkAmerica, E.Spire and Z.Tel, allow us to provide local dial-tone service. We offer long distance service through agreements with Trans National Communications International (TNCI), OPEX, PowerNet Global and AMI who have partnership agreements with WorldCom, Qwest, Sprint, Cable & Wireless and AT&T. Other agreements with telecommunications providers, including Verizon, AT&T, Powertel, etc., allow us to provide cellular service. Also, other providers permit us to offer data services, voice messaging, calling cards and Internet service.

     We rely on the physical infrastructure of the local carrier or incumbent carrier, which decreases our cost of operations, but gives us little control over operation of the system. Many of the local carriers use their own fiber optic cable as opposed to the copper cable which most incumbent carriers still use. A fiber optic infrastructure improves quality of service and reduces the potential for a customer's loss of service. If a fiber optic cable is cut, the signal is immediately re-routed in micro-seconds along an alternative path, and the customer is likely unaware that anything has gone wrong. With copper cable, a cut in the line eliminates service for up to several hours.

     As a Internet service provider we purchase access service from other Internet access vendors. Internet access services allow Internet service providers to interconnect business and consumer users to the Internet's resources. These vendors either operate their own proprietary network infrastructure or purchase access service from a wholesale access vendor. Access services vary from dial-up modem access for individuals and small businesses to high-speed dedicated transmission lines for broadband access by large organizations.

     NETWORK MARKETING

     We rely on our network marketing program, called USAStar.Net, to establish and expand our customer base and our network of independent representatives. Generally, an individual or business entity may become an independent representative by completing an application and purchasing a business building starter kit for approximately $298. The kit includes a web site and marketing materials, policies and training materials for business building. Independent representatives are independent contractors; not our employees. In general, each independent representative is paid commissions on his or her sales and sales made by independent representatives that he or she has sponsored.

     We believe that network marketing assists in lowering our costs for customer acquisition, reduces variable technical support costs by using independent representatives to aid in the set-up and maintenance of a new customer's service and reduces customer turnover as the result of the customer's loyalty to his or her sponsoring independent representative.

     The basic structure of our network marketing is as follows:

     Agent/Silver Star.   An agent is allowed to sell Internet access and
telecommunications services and sponsor other agents. Services and products include:
     .   dial-tone;
     .   unlimited flat-rate long distance and wireless service;
     .   cellular services;
     .   replicating web sites with a separate uniform resource locator;
     .   a virtual domain at USAStar.Net;
     .   an online control panel for customer management;
     .   billing and back up customer support;
     .   full back office support; and,
     .   access to company sponsored training.

     Internet Service Provider/ Gold Star. An Internet Service Provider is allowed to sell Internet access and domain hosting. Services and products include:
     .  online control panel for customer management;
     .  billing and back up customer support;
     . set up, registration, and one year of domain hosting for a personal domain with a separate uniform resource locator; and,
     .  access to company sponsored training.

     Internet Service Provider/Platinum Star. This type of independent representative is allowed to sponsor Agents, Internet Service Providers and Internet Service Provider Agents. Services and products include all of those provided by an Agent and Internet Service Provider.

     The USAStar.Net business opportunity is suited for individuals who possess strong sales skills and are motivated by the prospect of supplementing their sources of income under a flexible work schedule. The commission structure of the USAStar.Net business also creates incentives for independent representatives to recruit other independent representatives to the program. For each sale or renewal of a telecommunication service or Internet access service subscription to a customer, a commission is paid to the independent representative who was responsible for the new subscription or renewal and a commission is paid to the independent representative who recruited the independent representative who made the sale. Additional commissions are paid to an independent representative as independent representatives that were recruited into the program by that independent representative recruit other independent representatives who, in turn, effect sales or renewals of services. The commission tree grows as these recruited independent representatives recruit other representatives.

     The amount of the commission paid to an independent representative in connection with the sale or renewal will vary according to the proximity of the independent representative within the chain of representatives above the representative who received direct credit for the sale or renewal. As the program continues to develop and mature, the total amount of commissions paid to independent representatives per new subscriber will increase. However, we anticipate that the total commissions will remain less than the costs for new subscriber acquisitions if we used traditional sales and marketing activities.

     MARKET

     Our current market focus is small- to mid-sized businesses, families and individuals. Our telecommunications services are primarily focused in the state of Kentucky; however, management anticipates geographic expansion into other market areas, such as the Southeastern and Mid-Atlantic states. Internet access services are not limited to any geographic area and have the potential to be worldwide.

     COMPETITION

     The market for the provision of telecommunications services is extremely competitive. We compete against incumbent carriers such as the "baby Bell" companies, local carriers, other telecommunications agents, and numerous regional and local Internet service providers. Our current and prospective competitors include many large companies that have substantially greater market presence, brand name recognition and financial, technical, marketing and other resources. We cannot assure you that we will be able to compete successfully against current or future competitors.

     We expect the primary competitive factors determining our success as a telecommunications provider and Internet service provider will be:
     .  A reputation for reliability and high-quality service;
     .  Effective customer support;
     .  Access speed;
     .  Pricing;
     .  Effective marketing techniques for customer acquisition;
     .  Ease of use; and
     .  Scope of geographic coverage.

     With respect to our potential competitors, we anticipate that changes in regulations may foster competition in the telecommunications market (See, "Government Regulation," below). In addition, we expect to face competition in the future from companies that provide connections to consumers' homes, such as cable companies and electrical utility companies. For example, recent advances in technology have enabled cable television operators to offer Internet access through their cable facilities at significantly faster rates than existing analog modem speeds. These companies could include Internet access or telecommunications services in their basic bundle of services and offer access for a nominal additional charge, or these companies could deny us access to their proprietary wire and cable connections for purposes of providing services to our customers and prospective customers. Also, our competitors are seeking regulatory relief designed to promote competition. If these competitors are successful in their strategy, then our business may be adversely affected.

     Network Marketing Companies. We also compete for independent representatives with other direct selling organizations, many of which have a longer operating history and higher visibility, name recognition, and financial resources. The dominant network marketing companies are Amway Corporation and Nu Skin Enterprises, Inc. We compete for new independent representatives on the strength of our product line and services, compensation plan and management strength. Management envisions the entry of many more direct selling organizations into the marketplace as this channel of distribution expands over the next several years.

     MAJOR PROVIDERS

     As of March 31, 2002, we have agent agreements with twelve local telecommunication providers and four long distance providers. In prior periods we conducted business primarily with one telecommunications provider, Adelphia Business Solutions, who accounted for 76% of our total revenues for the transition period ended June 30, 2001; 77% of total revenues for the year ended December 31, 2000; and 95% of total revenues for the year ended December 31, 1999.

     We are substantially reliant upon the following service providers for Internet services and products. The loss of any one of these providers would have a material adverse effect upon our operations. The terms of our agreements with them are described below.

     Net Related Agreement   On May 15, 2000, USAOneStar's predecessor, USA
Star LLC, entered into a Service Agreement with Net Related, Inc. Net Related created our interactive educational CD ROM with master dialer and browser software, and provides billing services, e-mail services, technical support, customer support and hosting services to each of our Internet subscribers. We paid Net Related a $7,000 set up fee and agreed to pay $11.10 per subscriber account, committing to pay for up to 50,000 subscriber accounts on a sliding scale over a twelve month period. The initial term of the agreement was for a two year period and it automatically renews for one year terms. Either party may terminate the agreement 30 days prior to the end of a term or a party may terminate the agreement upon default by the other party.

     Virtual City Agreement   On September 18, 2000, USAOneStar entered into a
Technology Services and Software License Agreement with Virtual City Vision, Inc. The agreement became effective on July 1, 2000, and was amended on December 1, 2000. Under the agreement, Virtual City granted USAOneStar the right to use its network marketing company back office software. Virtual City installs, maintains and supports the software and provides telecommunications bandwidth up to the equivalent of a T-1. This agreement renews automatically for a one year term after the initial 18 month term. This agreement may be terminated with or without cause by either party with a 90 day written notice.

     TRADEMARKS, LICENSE AND INTELLECTUAL PROPERTY

     We do not hold any patents, trademarks or copyrights. As an agent of telecommunication and Internet service providers we are not subject to licensure.

     GOVERNMENT REGULATIONS

     FCC Regulations - The Federal Communications Commission ("FCC") regulates rates and other aspects of incumbent and local carriers' provision of interstate telecommunications services. State regulatory commissions have jurisdiction over incumbent and local carriers' provision of intrastate telecommunications services on their networks. As an agent for local carriers we are not currently subject to direct regulation by the FCC or any state regulatory body, other than the type and scope of regulation that is applicable to businesses generally.

     In April 1998 the FCC reaffirmed that Internet access providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the Federal Telecommunications Act of 1996. As a result, we are not subject to federal regulations applicable to telephone companies and similar carriers merely because we provide Internet services using telecommunications services provided by third-parties.

     Governmental regulatory approaches and policies for agents of telecommunication services are continuing to develop and in the future we may be exposed to regulation by the FCC or other federal agencies or by state regulatory agencies or bodies.

     Direct Selling Activities. Direct selling activities are regulated by various federal, state and local governmental agencies in the United States and foreign countries. The purpose of these laws and regulations is to ensure that distributors are being compensated for sales of products and not for recruitment of new distributors. The extent and provisions of these laws vary from state to state and internationally. We believe that our method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities in the United States. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid," "money games," "business opportunity" or "chain sales" schemes, that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods, and/or do not involve legitimate products. The laws and regulations in our current markets often:
     . impose certain cancellation/product return, inventory buy-backs and "cooling-off" rights for consumers and distributors;
     . require us or our distributors to register with a governmental agency; . impose certain requirements on us; and/or
     . impose various requirements, such as requiring distributors to have certain levels of retail sales to qualify to receive commissions.

     Any assertion or determination that we are not in compliance with existing laws or regulations, could potentially have a material adverse effect on our business and results of operations. We cannot assure that regulatory authorities in our existing markets will not impose new legislation or change existing legislation that might adversely affect our business in those markets. Also, we cannot assure that new judicial interpretations of existing law will not be issued that adversely affects our business. Regulatory action, whether or not it results in a final determination adverse to us, has the potential to create negative publicity, with detrimental effects on the motivation and recruitment of independent distributors and, consequently, on our revenue and net income.

     EMPLOYEES

     We have 10 full time employees. Our employees are not presently covered by any collective bargaining agreement. We have not experienced any work stoppages and believe that our relations with our employees are good.

    REPORTS TO SECURITY HOLDERS

    We are required to comply with the reporting requirements of Section 15(d) of the Exchange Act of 1934 and must file annual, quarterly and other periodic reports with the SEC. We are not subject to the proxy solicitation requirements of the Exchange Act; however, we are required to file with the SEC any proxy solicitations or proxy statements we may send to our shareholders. The public may read and copy any materials we file with the SEC, including copies of this registration statement at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. We are an electronic filer and copies of our periodic reports and other information should be available through the Internet by using the SEC's EDGAR database which may be found at http://www.sec.gov.


                             PROPERTY

     Our principal executive offices are located in downtown Louisville, Kentucky, where we occupy office space in the Kentucky Towers, which has recently been renovated. We lease the property from T.J. Associates, a related party, for approximately $2,400 per month, on a month-to-month basis and without a formal written lease agreement.

                        LEGAL PROCEEDINGS

     On October 14, 1997, Palladium's predecessor, UniVersal Communications LLC entered into an Sales Agent Agreement for local dial-tone service with Hyperion Telecommunications, Inc., now known as Adelphia Business Solutions, Inc. The agreement allowed for renewal for one year automatically after the initial two year term and either party could terminate the agreement by written notice within 30 days of the renewal date. The agreement was terminated, but the parties disagree upon the actual termination date. Per the agreement, Adelphia is required to pay a post termination payment to Palladium for a period of one year after termination. On October 21, 2001, we filed an arbitration with the American Arbitration Association to establish the termination date as November 4, 2001, rather than November 4, 2000. Since Adelphia Business Solutions may be involved in bankruptcy proceedings, the outcome of this arbitration remains uncertain.


                            MANAGEMENT

     The table below sets forth the name, age, and position of each of our executive officers and directors. Our bylaws provide for a board of directors consisting of up to seven persons. The term of office of each director is one year or until his successor is elected and qualified. Executive officers are chosen by our board of directors and serve at its discretion. Biographical information for each officer and director is also provided below. G. Townsend Underhill III and Jeffrey A. Underhill are brothers.

Name                        Age   Position                     Since
-----                       ----  ---------                    -----

Raymond C. Dauenhauer, Jr.  58    President, CEO and
                                    Director                 August 31, 2001

Jeffrey A. Underhill        41    Secretary/Treasurer and
                                    Director                 August 31, 2001

G. Townsend Underhill III   46    Director                   August 31, 2001

Kelly Turner                39    Director                   November 1, 2000

Jack T. Wells               47    Director                   January 8, 2001

     Raymond C. Dauenhauer, Jr.   Mr. Dauenhauer served as Chairman and
President of Palladium/Kentucky and had been with that company since June 1, 2000. From July 1967 through September 1999 he served as Chief Executive Officer of Dauenhauer & Son Plumbing and Piping, Inc., a plumbing operation based in Louisville, Kentucky. He is a director of ThermoView Industries, Inc., a reporting company. Mr. Dauenhauer serves as a Director of First Bank of Louisville, Kentucky, and is a life member of the Board of Directors for the Louisville Association of Home Builders. Additionally, he has held numerous offices in state and national associations of the plumbing, heating and cooling industry, and is a recipient of the "Distinguished Citizen" award from the City of Louisville. In 1995 he was named "Entrepreneur of the Year for Real Estate Construction for Kentucky."

     Jeffrey A. Underhill   Jeffrey Underhill was a co-founder of  Palladium/
Kentucky and served as a Director since its inception. He is the President of Underhill Associates, a real estate development and management firm located in Louisville, Kentucky. He is active as an officer and director in numerous civic and charitable organizations. Jeffrey received a bachelor's degree in Business from Miami University of Ohio.

     G. Townsend Underhill III   Townsend Underhill was a co-founder of
Palladium/Kentucky and served as a Director for that company. Townsend is the Treasurer of Underhill Associates, located in Louisville, Kentucky and is a partner in numerous real estate entities. He is founder and Director of Premiere Technologies, located in Atlanta, Georgia. He is a Director of ThermoView Industries, a reporting company. Townsend received a bachelor's degree in Business and Accounting from Miami University of Ohio and received a Juris Doctorate degree from the University of Louisville. He maintains licenses for the practice of law, real estate and public accounting in the
Commonwealth of Kentucky.   He also maintains director positions with numerous
charitable and civic organizations located within the Louisville, Kentucky, metropolitan area.

     Kelly Turner   Mr. Turner served as our Secretary/Treasurer from November
2000 through August 2001. He was appointed President in May 2001 and served in that position through August 2001. We relieved him of his duties as President and Secretary/Treasurer on August 31, 2001. He was the President, Director and a founding member of USAOneStar/Texas. From 1988 to the present he has served as Pastor for the United Christian Fellowship
Church.   He has over 15 years of experience in the network marketing industry including being a consultant to the industry and assisting in the design of marketing plans for two network marketing companies. He founded "Inform Magazine," a publication for the network marketing industry.

     Jack T. Wells Mr. Wells was appointed as Chairman of the Board in January 2001. On August 31, 2001, we relieved him of his duties as Chairman of the Board and he remained a Director. He is the President of Wells Health Systems, a health care provided which has over 2,000 employees.

EXECUTIVE COMPENSATION

     The following table shows the compensation paid to our named executive officers in all capacities during the past three fiscal years.


                    SUMMARY COMPENSATION TABLE
                    --------------------------

                                  Annual Compensation

                               Fiscal
Name and Principal Position    Year          Salary       Bonus     Other (1)
-----------------------------  -------       --------     --------  ---------

Raymond C. Dauenhauer, Jr.      2001         $ 46,400     $ 0       $ 37,705
President, CEO and Director     2000            4,241       0         37,316
                                1999            4,877       0          2,172

Jeffrey A. Underhill            2001                0       0         15,000
Secretary/Treasurer             2000                0       0         19,000
and Director                    1999           48,000       0              0

G. Townsend Underhill III       2001                0       0         45,000
Director                        2000                0       0         79,420
                                1999                0       0              0

Kelly Turner                    2001           10,000       0              0
Director                        2000            8,000       0              0
                                1999                0       0              0

Jack T. Wells                   2001                0       0            500
Director                        2000                0       0              0
                                1999                0       0              0


 (1) Includes management fees, commissions, interest and directors' fees

     Compensation of Directors - We have a standard arrangement to pay $500 per Board meeting to each director who attends any Board meeting and we typically hold Board meetings once a month.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes transactions exceeding $60,000 we have either engaged in during the last two years or propose to engage in involving our executive officers, directors, more than 5% stockholders, or immediate family members of these persons.

     On August 31, 2001, USAOneStar.Net entered into a reorganization agreement to acquire all of the outstanding shares of Palladium/Kentucky. As a result of this transaction, Messrs. Dauenhauer, Shastid, Jeffrey Underhill and Townsend Underhill were appointed to our board of directors and appointed as officers. They each received a controlling interest in USAOneStar which was valued as follows:

     Name                        Amount of shares     Approximate Value
     ------                      ----------------     ----------------
     Raymond C. Dauenhauer, Jr.      34,192,262         $ 130,956
     Jeffrey A. Underhill            34,192,262           130,956
     Jon G. Shastid                  39,536,347           151,528
     G. Townsend Underhill III       32,692,610           125,213

     Of the 32,692,610 shares issued to Mr. Townsend Underhill, Conquest Investments, a company he controls, received 12,029,042 common shares, valued at approximately $46,071, which represented a 6.0% interest in USAOneStar at that time. His sister, Deborah Underhill, received 60,145 shares valued at approximately $230. His four children, A. Channing, E. Jordan, J. Colin and
G. Townsend received 1,202,904 shares, each, valued at approximately $4,607 each.

     In July 2000, Richard E. Bowlds, our former Director, loaned USAOneStar $478,946 as an unsecured loan with 8% interest and with a balloon payment due in July 2005. At the same time, Jack T. Wells, our Director, loaned USAOneStar $221,069 as an unsecured loan, with 8% interest and with a balloon payment due in July 2005. Mr. Wells assumed Mr. Bowlds' note payable during the 2001 fiscal year. USAOneStar made payments of $55,194 on the first loan and $14,569 on the second loan. Subsequently, in August 2001, Mr. Wells forgave the remaining principal and interest of $669,027 owed on the combined loans.


                      PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our outstanding stock by each person or group known by us to own beneficially more than 5% of our outstanding common stock; each of our executive officers; each of our directors; and all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 211,149,998 outstanding shares as of May 23, 2002.

                    CERTAIN BENEFICIAL OWNERS
                    -------------------------

                                     Amount and
Name and address of                  nature of             Percent of
beneficial owner                     beneficial owner      class
--------------------                 ----------------      ----------

Conquest Investments                 12,029,042 (1)           5.7%
1905 Stonegate Road
Louisville, KY 40223

Jon G. Shastid                       39,536,347              18.7%
416 W. Muhammad Ali Blvd.
Louisville, KY 40202

                            MANAGEMENT
                           -----------

                                     Amount and
Name and address of                  nature of             Percent of
beneficial owner                     beneficial owner      class
--------------------                 ----------------      ------------

Raymond C. Dauenhauer, Jr.            34,247,262              16.2%
416 W. Muhammad Ali Blvd.
Louisville, KY 40202

Jeffrey A. Underhill                  31,892,262              15.1%
416 W. Muhammad Ali Blvd.
Louisville, KY 40202

G. Townsend Underhill III             32,747,610 (1)          16.0%
416 W. Muhammad Ali Blvd.
Louisville, KY 40202

Kelly Turner                             110,000              Less than 1%
101 Beagle Park
Madisonville, KY 42431

Jack T. Wells                          1,800,000              Less than 1%
1654 Barclay Avenue
Owensboro, KY 42303

Directors and officers
as a group                           100,797,134               47.7%

 (1) Mr. Townsend Underhill beneficially owns 15,486,807 individually, he is an affiliate of Conquest Investments which beneficially owns 12,029,042, and his immediate family members beneficially own 4,871,761 shares.


                    DESCRIPTION OF SECURITIES

     We are registering common stock under this prospectus and have 900,000,000 authorized shares of common stock and 10,000,000 authorized shares of preferred stock as of the date of this filing. The common stock bears no preemptive rights, but is subject to preferential dividends on preferred stock, if any, and is subject to any redemption, sinking fund or purchase accounts provisions which may exist. However, at the date of this filing, we have not issued preferred stock, nor established redemption, sinking fund or purchase accounts provisions.

     All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. After preferential rights are satisfied, the holders of common stock are entitled to receive dividends out of funds legally available if, and when, declared by our Board of Directors and to participate pro rata in any distribution of assets available for distribution upon liquidation of Palladium. Any dividends declared with respect to shares of common stock will be paid pro rata in accordance with the number of shares of common stock held by each stockholder.

     Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders. A majority of the outstanding common stock is required to establish a quorum for a shareholder vote and a majority vote of the outstanding shares present at a stockholders' meeting is required for actions to be taken by stockholders. Our bylaws provide that shareholder action may be taken by written consent of a majority of the outstanding common stock. Directors are elected by a majority vote at a shareholders' meeting and the holders of the common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so.


                      SELLING STOCKHOLDERS

     The following table identifies the selling stockholders, lists any relationship they have had with us within the past three years and provides information regarding the number of shares the selling stockholders beneficially own and may sell. The actual number of shares of common stock to be offered in this prospectus and included in the registration statement is indeterminate because it is subject to adjustments depending on factors which cannot be predicted at this time, which include market price, stock splits, stock dividends or similar transactions. The actual number of shares offered in this prospectus and included in the registration statement could be materially less or more than these estimated numbers. Our agreement with the selling stockholders required that we register twice as many shares as required to convert the secured convertible debentures and warrants as of June 11, 2002.

     The estimated securities owned after the offering assumes that all of the shares registered under this prospectus are sold. However, we do not have any agreements or understandings with the selling stockholders which would require them to sell their shares.

------------------------------------------------------------------------------
                                                               Estimated
                                                               securities
                                            Number of          owned after
Name                 Securities owned       Shares being        offering
and relationship     prior to offering (1)  registered (2)  Shares(3)  Percent
-------------------  ---------------------- --------------- --------- --------

AJW Partners, LLC
Accredited investor      52,780,000           52,780,000       0          0%
-------------------  ---------------------- --------------- --------- --------
New Millennium Capital
 Partners II, LLC
Accredited investor      52,780,000           52,780,000       0          0%
-------------------  ---------------------- --------------- --------- --------
AJW/New Millennium
 Offshore, Ltd.
Accredited investor      36,540,000           36,540,000       0          0%
-------------------  ---------------------- --------------- --------- --------
Pegasus Capital
 Partners, LLC
Accredited investor      20,300,000           20,300,000       0          0%
-------------------  ---------------------- --------------- --------- --------

              Total     162,400,000          162,400,000       0          0%
------------------------------------------------------------------------------

     (1) Represents ownership of common shares issuable upon conversion of debentures and exercise of warrants granted on February 28, 2002.
     (2) Represents a good faith estimate as of June 11, 2002, of the number of common shares to be registered and offered by the selling stockholders. The selling stockholders agreed not to exercise the warrants or convert the debentures if the action would result in the holder beneficially owning more than 4.9% of our then outstanding common shares. Accordingly, the number of shares listed in the table above may exceed the number of shares of common stock the selling stockholder could beneficially own at any given time.
     (3) Assumes all debentures and warrants are converted into the underlying common shares and all shares are sold.

TRANSACTIONS RELATED TO THE OFFERING

     We agreed to register 162,400,000 common shares under this prospectus based on arms-length agreements with the selling stockholders. On February 28, 2002, we entered into a securities purchase agreement with the selling stockholders, who are listed in the chart above. The securities purchase agreement provided that we would sell secured convertible debentures to the selling stockholders in the principal amount of $400,000, with 12% interest per annum; along with warrants to purchase 1,200,000 common shares. We also granted the selling stockholders registration rights which are described in more detail below. The securities purchase agreement provided that we sold $200,000 of the convertible debentures and warrants to purchase 600,000 shares on February 28, 2002. Then within ten days of the effective date of the registration statement which registers the underlying shares, the selling stockholders are obligated to make a subsequent investment of $200,000 for additional convertible debentures and warrants to purchase another 600,000 shares.

     The debentures mature on February 28, 2003 and, at the option of the holder, interest may be paid quarterly beginning on March 31, 2002; however, the holders have not elected to take quarterly interest payments as of the date of this filing. Upon maturity, the holder of the convertible debenture may take payment in US dollars or may convert the principal and interest into common shares. If the holder elects to convert the debenture into common shares, the amount of shares will be determined by a calculation related to the low trading price, discounted by 50%, of our common stock on the OTC Bulletin Board for a 20 trading day period prior to conversion. The conversion price, for the convertible debentures was $0.005 on June 11, 2002. The warrants expire February 28, 2005, and the exercise price of the warrants will be calculated at the time of the exercise based upon the low trading price of our common stock for a 20 trading day period prior to the exercise. Based on the low trading price of our common stock prior to June 11, 2002, we would realize $6,000 from the exercise of the warrants to purchase 600,000 shares granted on February 28, 2002.

     In addition, we agreed to a lock-up period beginning on the closing date and ending on the later November 25, 2002, or 180 days from the effective date of the registration statement. During the lock-up period we have agreed not to obtain additional equity financing, without prior consent from a majority of the selling stockholders, which involves the issuance of common stock at a discount to the market price of our common stock, convertible securities convertible into an indeterminate number of shares, or warrants. So long as we have obligations under the secured convertible debentures, we must obtain written consent from the selling stockholders before we pay any dividends, repurchase our common shares, borrow money, sell any significant portion of our assets, lend money or assume contingent liabilities; unless these transactions are in the ordinary course of our business. We also agreed to provide each selling stockholder with the option to purchase pro rata any securities we may offer in any future offerings, subject to certain exemptions, during the period beginning on the closing date and ending two years after the end of the lock-up period.

     In connection with the securities purchase agreement we entered into a registration rights agreement with the selling stockholders. This agreement required us to file a registration statement prior to March 30, 2002, to register twice as many common shares as would be required to convert the debentures and warrants. We have agreed to use our best efforts to obtain effectiveness of the registration statement as soon as practicable. We were unable to file a registration statement with the SEC before March 30, 2002 and the registration statement will not be declared effective by May 23, 2002. As a result we are liable for damages due to missing these deadlines. However, the selling stockholders have elected not to demand damages as of the date of this filing. We will also bear the costs of the registration and are required to keep the registration statement current until the earliest of the following:
     . until all registered shares have been sold; or . until the selling stockholders may sell the shares without registration or volume limitation.


                      PLAN OF DISTRIBUTION

     We have agreed to register these shares for the benefit of the selling stockholders, but the registration of these shares does not necessarily mean that any of them will be offered or sold by the selling stockholders. The selling stockholders will have absolute discretion as to when and if the debentures are converted or warrants are exercised, whether the shares issued upon conversion or exercise will be sold, and the manner and timing of sales of the shares. They may sell all or a portion of the shares through public or private transactions, on or off established markets, or in negotiated transactions or otherwise.

     The shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares may be sold may include:
     . a block trade, which may involve crosses, in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     . purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;
     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;
     .  privately negotiated transactions;
     .  through the writing of options on the shares;
     . the selling stockholders may deliver all or a portion of the shares to cover a short sale or sales made after the date of this prospectus, or a call equivalent position or a put equivalent position entered or established after the date of this prospectus; and/or
     . the selling stockholders may also sell all or any portion of the shares in reliance upon Rule 144 or Regulation S.

     The sale price to the public may be:
     .  the market price prevailing at the time of sale;
     .  a price related to the prevailing market price;
     .  at negotiated prices; or
     . any other price as the selling stockholders determine from time to time.

     We will not use the services of underwriters or dealers in connection with the sale of the shares registered under this prospectus. The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. These broker-dealers may also receive compensation from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as a principal. This compensation might be in excess of customary commissions as to a particular broker-dealer. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

     The selling stockholders may also sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter as of the date of this filing and there is no assurance that any agreement will be entered into. If a selling stockholder enters into an agreement or agreements, the relevant details will be disclosed in a supplement or revision to this prospectus.

     The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by any broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act. Since the selling stockholders may be deemed to be "underwriters" they will be subject to the prospectus delivery requirements of the Securities Act.

     We and the selling stockholders will be subject to applicable provisions of the Exchange Act of 1934 and the rules and regulations promulgated under it, including, without limitation, Regulation M. Regulation M restricts certain activities of the selling stockholders and may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other person. Also, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days prior to the commencement of a distribution. All of these limitations may affect the marketability of our shares and the ability of any person or entity to engage in market-making activities with respect to our shares.

      In the event a block trade or other special offering of these shares is arranged, then we will distribute a prospectus supplement, if required, that will identify the name of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and as well as any other required information.

     Some states securities laws may require the shares be sold only through registered or licensed brokers or dealers. In addition, in some states, these shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from the registration or qualification requirement of that state is available and is complied with.


              INTEREST OF NAMED EXPERTS AND COUNSEL

     We are not aware of any expert or legal counsel named in this prospectus who will receive a direct or indirect substantial interest in the offering. Our counsel, Cindy Shy, P.C., has provided an opinion regarding the validity of the shares to be issued upon conversion of the debentures or exercise of the warrants. Our financial statements for the transition period ended June 30, 2001 and 2000, and for the years ended December 31, 2000 and 1999, have been audited by Chisholm & Associates, Certified Public Accountants. We have included our financial statements in this prospectus in reliance on Chisholm & Associates' report, given on their authority as experts in accounting and auditing.


            COMMISSION'S POSITION ON INDEMNIFICATION
                   FOR SECURITIES ACT LIABILITY

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     However, in the registration rights agreement we have agreed to indemnify each selling stockholder, its officers, directors and each person controlling them, or any underwriter for the selling stockholders. We have agreed to reimburse each selling stockholder for all costs and attorney's fees as they become due incurred in connection with investigation or defense of any action which arises out of or is based upon:
     . any untrue statement or alleged untrue statement of a material fact contained in any prospectus or any related registration statement incident to this registration; or
     . any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading;

     We will not indemnify a selling stockholder if the untrue statement or omission, or alleged untrue statement or omission, was provided to Palladium in writing by the selling stockholder for use in the preparation of any registration statement or prospectus and the selling stockholders had an opportunity to review the registration statement prior to filing. Each selling stockholder has agreed to indemnify and reimburse Palladium, it officers and directors and persons who control Palladium for any claims or actions based on a material misstatement or omission, or alleged untrue statement or omission, which was provided to Palladium in writing by the selling stockholder for use in the preparation of any registration statement or prospectus.


                      AVAILABLE INFORMATION

     This prospectus does not contain all of the information in or attached as an exhibit to the registration statement. Investors should refer to the exhibits to the registration statement for the complete text. The registration statement and its exhibits may be inspected at the office of the SEC without charge. A copy of the registration statement, any post-effective amendment and exhibits may be accessed through the SEC's EDGAR database located at the SEC's web site at http://www.sec.gov. Other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Additional updating information with respect to the securities covered by this prospectus may be provided to purchasers in the future by means of amendments to this prospectus.

     In addition, the information incorporated by reference is available to you without charge upon your written or oral request. Palladium agrees to respond to your requests for the additional information within one business day of receipt of the request. Palladium will send the copies of the document by first class mail or other equally prompt means. You must address your request to:

                        Investor Relations
                  Palladium Communications, Inc.
                  416 W.  Muhammad Ali Boulevard
                    Louisville, Kentucky 40202
                          (502) 585-6364

          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      As previously reported, Chisholm & Associates, Certified Public Accountants, replaced Crouch, Bierwolf & Chisholm, on August 4, 2000 as our independent auditor. Then in November 2001 we engaged McCauley Nicolas & Company, LLC as our auditors. McCauley Nicolas & Company, LLC, resigned in February 2002 and we again engaged Chisholm & Associates as our independent auditors.


                       FINANCIAL STATEMENTS


     Financial statements for Palladium for the nine month periods ended March 31, 2002 (unaudited), June 30, 2001 and 2000 and December 31, 2000 and 1999
     Independent Auditors' Report...................................... F-3
     Balance Sheets.................................................... F-4
     Statements of Operations.......................................... F-6
     Statements of Stockholders' Equity................................ F-7
     Statements of Cash Flows.......................................... F-9
     Notes to Financial Statements..................................... F-11

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)

                       FINANCIAL STATEMENTS

        March 31, 2002 (unaudited), June 30, 2001 and 2000
                               and
                    December 31, 2000 and 1999

                         C O N T E N T S


Independent Auditors' Report................................................3

Balance Sheet...............................................................4

Statement of Operations.....................................................6

Statement of Stockholders' Equity...........................................7

Statement of Cash Flows.....................................................9

Notes to the Financial Statements..........................................11

                      CHISHOLM & ASSOCIATES
A Professional           Certified Public Accountants    Office (801)292-8756
Corporation                    P.O. Box 540216              Fax (801)292-8809
                   North Salt Lake, Utah 84054
_____________________________________________________________________________


                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Palladium Communications, Inc.
(Formerly USAOneStar.Net, Inc.)
Louisville, Kentucky

We have audited the balance sheets of Palladium Communications, Inc. (formerly USAOneStar.Net, Inc.) as of June 30, 2001 and December 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the six months ended June 30, 2001and 2000, and the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palladium Communications, Inc. (formerly USAOneStar.Net, Inc.) as of June 30, 2001 and December 31, 2000, and the results of its operations and its cash flows for the six months ended June 30, 2001and 2000, and the years endede December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, the Company has terminated their relationship with a major provider to their customers which raises substantial doubt about its ability to continue as a going concern. Management's plans in those matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Chisholm & Associates

Chisholm & Associates
North Salt Lake, Utah
May 24, 2002

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                          Balance Sheets


                              ASSETS

                                       March 31,      June 30,    December 31,
                                         2002           2001         2000
                                     ------------- ------------- -------------
                                      (Unaudited)

CURRENT ASSETS

 Cash                                $     86,462  $     81,809  $      6,221
 Accounts receivable                        3,700       155,715       193,210
 Notes receivable, net                     59,224        60,000        60,000
 Prepaid expenses                         142,139             -             -
 Interest receivable                        7,500         7,500         2,500
 Deferred income taxes                     11,000        11,000           600
                                     ------------- ------------- -------------

  Total Current Assets                    310,025       316,024       262,531
                                     ------------- ------------- -------------

PROPERTY AND EQUIPMENT, NET

 Equipment                                 66,157        33,966        32,885
 Furniture and fixtures                     7,274         7,274         7,274
                                     ------------- ------------- -------------
                                           73,431        41,240        40,159

   Less accumulated depreciation          (22,661)      (18,161)      (14,759)
                                     ------------- ------------- -------------

   Property and Equipment, Net             50,770        23,079        25,400
                                     ------------- ------------- -------------

OTHER ASSETS                                    -             -         3,000
                                     ------------- ------------- -------------

  TOTAL ASSETS                       $    360,795  $    339,103  $    290,931
                                     ============= ============= =============



The accompanying notes are an integral part of these financial statements.

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                    Balance Sheets (Continued)


               LIABILITIES AND STOCKHOLDERS' EQUITY


                                       March 31,      June 30,    December 31,
                                         2002           2001         2000
                                     ------------- ------------- -------------
                                      (Unaudited)

CURRENT LIABILITIES

 Accounts payable                    $      4,886  $     10,967  $     24,438
 Accrued expenses                          26,423        30,062        31,270
 Deferred revenues                         47,477             -             -
 Current portion of long-term debt        158,000             -             -
                                     ------------- ------------- -------------

  Total Current Liabilities               236,786        41,029        55,708
                                     ------------- ------------- -------------

LONG-TERM LIABILITIES

 Deferred income taxes                      1,300         1,300         1,200
 Notes payable                            158,000             -             -
 Notes payable - related party             13,990             -             -
 Less: current portion of long-term debt (158,000)            -             -
                                     ------------- ------------- -------------

  Total Long-Term Liabilities              15,290         1,300         1,200
                                     ------------- ------------- -------------

  Total Liabilities                       252,076        42,329        56,908
                                     ------------- ------------- -------------

STOCKHOLDERS' EQUITY

 Common stock, authorized 900,000,000
  shares of $0.001 par value, issued
  and outstanding 211,150,000,
  183,000,000 and 138,238,471,
  respectively                            211,150       183,000       144,552
 Additional paid-in capital               777,218       319,797       281,448
 Retained earnings (deficit)             (879,649)     (206,023)     (191,977)
                                     ------------- ------------- -------------

  Total Stockholders' Equity              108,719       296,774       234,023
                                     ------------- ------------- -------------

  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY              $    360,795  $    339,103  $    290,931
                                     ============= ============= =============


The accompanying notes are an integral part of these financial statements.


                      PALLADIUM COMMUNICATIONS, INC.
                      (Formerly USAOneStar.Net, Inc.)
                         Statements of Operations

                             For the        For the                       For the
                            Nine Months    Six Months     For the       Six Months      For the
                              Ended          Ended       Year Ended        Ended       Year Ended
                             March 31,      June 30,     December 31,     June 30,     December 31,
                               2002           2001          2000            2000           1999
                          -------------- ------------- -------------- -------------- --------------
                           (Unaudited)
REVENUES                  $     426,878  $    461,589  $   1,469,140  $     783,628  $   1,081,934

COST OF SALES                   106,476        73,123        459,426        334,703        441,332
                          -------------- ------------- -------------- -------------- --------------

GROSS PROFIT(LOSS)              320,402       388,466      1,009,714        448,925        640,602
                          -------------- ------------- -------------- -------------- --------------
OPERATING EXPENSES

 General and administrative     882,999       422,562        955,377        580,709        747,262
                          -------------- ------------- -------------- -------------- --------------

   Total Expenses               882,999       422,562        955,377        580,709        747,262
                          -------------- ------------- -------------- -------------- --------------

NET OPERATING INCOME (LOSS)    (562,597)      (34,096)        54,337       (131,784)      (106,660)
                          -------------- ------------- -------------- -------------- --------------

OTHER INCOME (EXPENSE)

 Impairment of goodwill        (116,800)            -              -              -              -
 Gain on disposal of assets           -             -         98,289              -              -
 Interest income                    836         5,000          2,500              -            172
 Other income                     4,935         4,750          6,386              -            759
                          -------------- ------------- -------------- -------------- --------------
   Total Other Income
   (Expense)                   (111,029)        9,750        107,175              -            931
                          -------------- ------------- -------------- -------------- --------------

INCOME (LOSS) BEFORE
  INCOME TAXES                 (673,626)      (24,346)       161,512       (131,784)      (105,729)

PROVISION (BENEFIT)
 BEFORE INCOME TAXES                  -       (10,300)        19,600         24,800        (19,000)
                          -------------- ------------- -------------- -------------- --------------

NET INCOME (LOSS)         $    (673,626) $    (14,046) $     141,912  $    (156,584) $     (86,729)
                          ============== ============= ============== ============== ==============
NET INCOME (LOSS)
 PER SHARE                $       (0.00) $      (0.00) $        0.00  $       (0.00) $       (0.00)
                          ============== ============= ============== ============== ==============
WEIGHTED AVERAGE
  SHARES OUTSTANDING        201,759,259   163,776,443    134,432,118    130,625,766    126,052,241
                          ============== ============= ============== ============== ==============


The accompanying notes are an integral part of these financial statements.

                                    F-6

                      PALLADIUM COMMUNICATIONS, INC.
                      (Formerly USAOneStar.Net, Inc.)
                    Statements of Stockholders' Equity

                                                    Common Stock         Paid-In       Retained
                                               Shares        Amount      Capital       Earnings
                                           ------------- ------------- ------------- -------------
Balance, December 31, 1998                  138,907,749  $    138,907  $    131,093  $   (247,160)

June 1999 - shares issued for
   Cash at $0.07 per share                      688,027           688        49,312             -

Net loss for the year ended
 December 31, 1999                                    -             -             -       (86,729)
                                           ------------- ------------- ------------- -------------

Balance, December 31, 1999                  139,595,776       139,595       180,405      (333,889)

April 2000 - shares issued for
 cash at $0.02 per share                      3,304,740         3,305        67,695             -

May 2000 - shares issued for
 cash at $0.03 per share                      1,416,317         1,416        28,584             -

June 2000 - shares issued for
 cash at $0.02 per share                        236,053           236         4,764             -

Net loss for the six months ended
 June 30, 2000                                        -             -             -      (156,584)
                                           ------------- ------------- ------------- -------------

Balance, June 30, 2000                      144,552,886       144,552       281,448      (490,473)

Net income for the six months
 ended December 31, 2000                              -             -             -       298,496
                                           ------------- ------------- ------------- -------------

Balance, December 31, 2000                  144,552,886       144,552       281,448      (191,977)

June 2001 - shares issued for
 services at $0.002 per share                 8,173,331         8,173         8,077             -

June 2001 - shares issued for
 services at $0.002 per share                12,068,204        12,069        12,067             -

June 2001 - shares issued
 for cash at $0.002 per share                18,205,579        18,206        18,205             -

Net loss for the six months
 ended June 30, 2001                                  -             -             -       (14,046)
                                           ------------- ------------- ------------- -------------

Balance, June 30, 2001                      183,000,000  $    183,000  $    319,797  $   (206,023)
                                           ------------- ------------- ------------- -------------




The accompanying notes are an integral part of these financial statements.

                                    F-7

                      PALLADIUM COMMUNICATIONS, INC.
                      (Formerly USAOneStar.Net, Inc.)
              Statements of Stockholders' Equity (Continued)

                                                   Common Stock           Paid-In       Retained
                                               Shares       Amount        Capital       Earnings
                                           ------------- ------------- ------------- -------------

Balance, June 30, 2001                      183,000,000  $    183,000  $    319,797  $   (206,023)

Reverse acquisition adjustment               16,000,000        16,000       278,871             -

November 2001 - shares issued
 for services at $0.10 per share                400,000           400        36,000             -

February 2002 - shares issued
 for services at $0.50 per share                750,000           750        36,750             -

February 2002 - shares issued
 for subsidiary at $0.01 per share              700,000           700         9,100             -

February 2002 - shares issued
 for debt at $0.01 per share                 10,300,000        10,300        96,700             -

Net loss for the nine months
 ended March 31, 2001 (unaudited)                     -             -             -      (673,626)
                                           ------------- ------------- ------------- -------------
Balance, March 31, 2002
 (unaudited)                                211,150,000  $    211,150  $    777,218  $   (879,649)
                                           ============= ============= ============= =============



The accompanying notes are an integral part of these financial statements.

                                    F-8


                       PALLADIUM COMMUNICATIONS, INC.
                       (Formerly USAOneStar.Net, Inc.)
                          Statements of Cash Flows

                                For the        For the                      For the
                              Nine Months    Six Months     For the       Six Months      For the
                                Ended           Ended      Year Ended        Ended       Year Ended
                               March 31,       June 30,    December 31,     June 30,     December 31,
                                 2002           2001          2000           2000           1999
                             -------------- ------------- -------------- -------------- --------------
                              (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES

 Net income (loss)           $    (673,626) $    (14,046) $     141,912  $    (156,584) $     (86,729)
 Adjustments to reconcile
  net loss to net cash
  provided by operations:
   Depreciation and
    amortization                     4,500         3,401          7,658          3,998          6,037
   (Gain) on disposal of assets          -             -        (98,289)             -              -
   Bad debts                             -             -         40,000              -              -
   Stock issued for services        77,500        76,797              -              -              -
   Impairment of goodwill          116,800             -              -              -              -
   Deferred income taxes                 -       (10,300)        19,600         24,800        (19,000)
 Change in assets and liabili-
  ties (net of acquisition):
 (Increase) decrease in:
   Accounts receivable             166,012        37,495       (186,951)       (83,342)       (51,114)
   Other receivable                      -             -              -         (1,004)         1,400
   Interest receivable                   -        (5,000)        (2,500)             -              -
   Other assets                          -         3,000              -              -              -
   Prepaid expenses                284,274             -              -              -              -
 Increase (decrease) in:
   Deferred revenues              (106,355)            -              -              -              -
   Accounts payable                (14,983)      (13,471)        13,775        125,214         38,037
   Accrued expenses                 (7,805)       (1,208)       (16,505)        (1,576)        18,527
                             -------------- ------------- -------------- -------------- --------------

   Net Cash Provided (Used)
    by Operating Activities       (153,683)       76,668        (81,300)       (88,494)       (92,842)
                             -------------- ------------- -------------- -------------- --------------

CASH FLOWS FROM INVESTING
 ACTIVITIES

 Cash from acquisition                 310             -              -              -              -
 Proceeds from notes receivable        776             -              -              -              -
 Purchase of equipment                (750)       (1,080)        (9,573)        (2,810)       (24,196)
                             -------------- ------------- -------------- -------------- --------------

   Net Cash Provided (Used)
   by Investing Activities             336        (1,080)        (9,573)        (2,810)       (24,196)
                             -------------- ------------- -------------- -------------- --------------

CASH FLOWS FROM FINANCING
 ACTIVITIES

 Notes payable - shareholders            -             -        (75,000)       (75,000)        75,000
 Common stock issued                     -             -        106,000        106,000         50,000
 Proceeds from note payable        158,000             -              -              -              -
                             -------------- ------------- -------------- -------------- --------------

   Net Cash Provided by
   Investing Activities      $     158,000  $          -  $      31,000  $      31,000  $     125,000
                             -------------- ------------- -------------- -------------- --------------


  The accompanying notes are an integral part of these financial statement.

                                     F-9

                       PALLADIUM COMMUNICATIONS, INC.
                       (Formerly USAOneStar.Net, Inc.)
                    Statements of Cash Flows (Continued)


                                For the        For the                      For the
                              Nine Months    Six Months     For the       Six Months      For the
                                Ended          Ended       Year Ended        Ended       Year Ended
                               March 31,      June 30,     December 31,     June 30,     December 31,
                                 2002           2001          2000            2000           1999
                             -------------- ------------- -------------- -------------- --------------
                              (Unaudited)
INCREASE (DECREASE) IN CASH  $       4,653  $     75,588  $     (59,873) $     (60,304) $       7,962

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                81,809         6,221         66,094         66,094         58,132
                             -------------- ------------- -------------- -------------- --------------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD               $      86,462  $     81,809  $       6,221  $       5,790  $      66,094
                             ============== ============= ============== ============== ==============

CASH PAID FOR:

  Interest                   $           -  $          -  $           -  $           -  $           -
  Income taxes               $           -  $          -  $           -  $           -  $           -

NON-CASH ACTIVITY:

 Stock issued for services   $      77,500  $          -  $           -  $           -  $           -
 Stock issued for debt       $     107,000  $          -  $           -  $           -  $           -
 Stock issued for investment $       9,800  $          -  $           -  $           -  $           -



 The accompanying notes are an integral part of these financial statements.

                                    F-10


                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                Notes to the Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization

Palladium Communications, Inc. (the Company) was incorporated under the laws of the state of Kentucky on April 23, 1998. The Company is currently engaged in the business of reselling telecommunications services.

On August 31, 2001, USAOneStar.Net, Inc. (USAOneStar), a public company, entered into an Agreement and Plan of Reorganization with Palladium Communications, Inc. (Palladium), a private company. Pursuant to the agreement, USAOneStar issued 183,000,000 shares of its common stock valued at $700,000 for all of the approximate 6,200 shares of common stock of Palladium. The acquisition has been recorded as a reverse acquisition with Palladium being the accounting survivor. Therefore, all historical financial information prior to the acquisition is that of Palladium, restated for the 183,000,000 stock issuance as though a 28,668 for 1 forward stock split had occurred. Subsequent to the acquisition, USAOneStar changed their name to Palladium Communications, Inc.

b.  Principles of Consolidation

The financial statements for the six months ended June 30, 2000 and the years ended December 31, 2000 and 1999 include the accounts of JTC Communications, Inc. (JTC), a wholly-owned subsidiary. In September 2000, JTC was dissolved and merged into the Company. All intercompany transactions and balances have been eliminated in the financial statements.

c.  Accounting Method

The Company recognizes income and expenses on the accrual basis of accounting. The Company has elected to change their year end from December to June. This change is effective as of June 30, 2001.

d.  Revenue Recognition

The Corporation recognizes revenue on the accrual basis of accounting. The Corporation receives commissions from several telecommunication companies for offering telecommunication services to businesses, families and individuals. The recognition of the commission revenue is dependent on the individual contracts with the telecommunication companies. If the contract stipulates, the Corporation receives commissions when the telecommunication company receives payment from the customer. Thus, revenue is not recognized until the collections occur from the customer.

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                Notes to the Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (and disclosure of contingent assets and liabilities, if any) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In these financial statements, assets, liabilities, revenues and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

f.  Cash Equivalents

The Corporation considers all short-term investments with an original maturity of three months or less to be cash equivalents.

g.  Receivables

The Corporation uses the allowance method for recording bad debts. Management has determined no allowance was necessary for accounts receivable at June 30, 2001 and December 31, 2000. Management has provided an allowance of $40,000 related to notes receivable at June 30, 2001 and December 31, 2000.

h.  Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; renewals or betterments are capitalized. Gain or loss on retirements or disposition of assets is credited or charged to operations, and respective costs and accumulated depreciation are eliminated from the accounts.

Depreciation is provided on the estimated useful lives of the assets using the straight-line and declining-balance methods. The estimated useful lives are as follows:

                     Equipment                 5 - 10  years
                     Furniture and fixtures        10  years

Depreciation expense at June 30, 2001 and 2000 is $3,401 and $3,998, respectively. Depreciation expense at December 31, 2000 and 1999 is $7,658 and $6,037, respectively.

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                Notes to the Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


i.  Earnings (Loss) Per Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.


                                    Income (Loss)    Shares      Per Share
                                     (Numerator)  (Denominator)    Amount
                                    ------------- ------------- ------------
 For the six months ended
  June 30, 2001 :
    Basic EPS
    Income (loss) to common
    stockholders                    $    (14,046)  163,776,443  $     (0.00)
                                    ============= ============= ============
 For the year ended
  December 31, 2000:
    Basic EPS
    Income (loss) to common
    stockholders                    $    141,912   134,432,118  $      0.00
                                    ============= ============= ============
 For the six months ended
  June 30, 2000:
    Basic EPS
    Income (loss) to common
    stockholders                    $   (156,584)  130,625,766  $     (0.00)
                                    ============= ============= ============
 For the year ended
  December 31, 1999:
    Basic EPS
    Income (loss) to common
    stockholders                    $    (86,729)  126,052,241  $     (0.00)
                                    ============= ============= ============

There are no reconciling items to net income for the computation of earnings per share.

j.  Fair Value of Financial Instruments

The Corporation's financial instruments are cash, accounts receivable, accounts payable and accruals. These financial instruments approximate their fair value based on their short-term nature. The Corporation has no investments in derivative financial instruments.

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                Notes to the Financial Statements


NOTE 2 - RELATED PARTY ACTIVITY

 For the periods presented, the Corporation transacted business with related party individuals who are officers, directors and stockholders of the Corporation and entities which are considered related parties due to common control and ownership. A summary of activity is as follows:

                                                            For the
                                                           Six Months
                             For the Year Ended              Ended
                                December 31,                June 30,
                              2000         1999         2001         2000
                          ------------ ------------ ------------ ------------
 Director fees            $    48,000  $     1,500  $         -  $    48,000
 Commissions                   11,649       11,365        6,460        5,928
 Management fees              132,000            -       38,000       65,000
 Interest                       9,000            -            -        9,000

At June 30, 2001 and December 31, 2000, the Corporation owed these related parties approximately $2,800 and $8,700, respectively. See Note 3 for related party lease information.

NOTE 3 - LEASES - RELATED PARTY AND OTHER

The Corporation leases its administrative office on a month-to-month basis from a company which is considered to be a related party. This company is considered related due to common ownership. The monthly payments are approximately $2,400. Total lease expense was approximately $16,500, $23,400 and $13,300 for the periods ended June 30, 2001, December 31, 2000 and 1999, respectively, and $12,500 for the six months ended June 30, 2000. See Note 2 for additional related party information.

Additionally, the Corporation leases from an unrelated party, office equipment on a short-term basis. Total expense, under the short-term leases, totaled $4,164, $7,315 and $2,877 for the periods ended June 30, 2001, December 31, 2000 and 1999, respectively, and $4,544 for the six months ended June 30, 2000.

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                Notes to the Financial Statements


NOTE 4 - INCOME TAXES

 The provision (benefit) for income taxes includes the following components:

                                                            For the
                                                           Six Months
                             For the Year Ended              Ended
                                December 31,                June 30,
                              2000         1999         2001         2000
                          ------------ ------------ ------------ ------------
 Currently payable:
  Federal                 $         -  $         -  $         -  $         -
  State                             -            -            -            -
                          ------------ ------------ ------------ ------------

                                    -            -            -            -
                          ------------ ------------ ------------ ------------
 Deferred:
  Federal                      13,300      (12,900)      (7,000)      17,000
  State                         6,300       (6,100)      (3,300)       7,800
                          ------------ ------------ ------------ ------------

                               19,600      (19,000)     (10,300)      24,800
                          ------------ ------------ ------------ ------------

       Total              $    19,600  $   (19,000) $   (10,300) $    24,800
                          ============ ============ ============ ============

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 34% to the income from continuing operations before taxes:

                                                            For the
                                                           Six Months
                             For the Year Ended              Ended
                                December 31,                June 30,
                              2000         1999         2001         2000
                          ------------ ------------ ------------ ------------

 Income tax provision
  (benefit) - U.S.
  federal income tax rate $    54,914  $   (35,948) $    21,556  $   (47,444)
 Surtax                       (30,687)      20,089      (12,046)      26,513
 Other, net                    (4,627)      (3,141)     (19,810)      (3,869)
                          ------------ ------------ ------------ ------------

      Total               $    19,600  $   (19,000) $   (10,300) $   (24,800)
                          ============ ============ ============ ============

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                Notes to the Financial Statements


NOTE 4 - INCOME TAXES (Continued)

Significant components of deferred tax assets and liabilities are as follows:

                                                   December 31,   June 30,
                                                      2000          2001
                                                  ------------- -------------
 Deferred tax assets:
  Bad debt reserve                                $      8,800  $      8,800
  Cash to accrual conversion                                 -         2,200
  Organizational costs                                     300           200
  Net operating loss deduction                               -        22,900
                                                  ------------- -------------

   Total deferred tax assets                             9,100        34,100
   Valuation allowance                                       -       (22,900)
                                                  ------------- -------------

        Net deferred tax assets                          9,100        11,200
                                                  ------------- -------------
 Deferred tax liabilities:
  Fixed assets                                          (8,200)       (1,500)
  Cash to accrual conversion                            (1,500)            -
                                                  ------------- -------------

   Total deferred tax liabilities                       (9,700)       (1,500)
                                                  ------------- -------------

        Net deferred tax assets (liabilities)     $       (600) $      9,700
                                                  ============= =============

The Corporation's total deferred tax liabilities and deferred tax assets are as follows:

 Deferred tax assets                              $        600  $     11,000
 Deferred tax liabilities                               (1,200)       (1,300)
                                                  ------------- -------------

   Net deferred assets (liabilities)              $       (600) $      9,700
                                                  ============= =============

The Corporation has net operating loss carryforwards of approximately $204,000 which are available to offset future taxable income, if any, through 2018. A valuation allowance was recorded against the net operating loss carryforwards due to the uncertainty regarding its realizability in future years. No valuation allowance was recorded against the remaining deferred assets at June 30, 2001 and December 31, 2000. The Corporation's management believes these temporary differences will reverse during periods in which the Corporation generates net taxable income.

                  PALLADIUM COMMUNICATIONS, INC.
                 (Formerly USAOneStar.Net, Inc.)
                Notes to the Financial Statements


NOTE 5 - COMMON STOCK

Common stock has been retroactively restated to reflect the 183,000,000 shares issued by USAOneStar.Net, Inc. in the reverse acquisition. A reverse acquisition adjustment has been recorded to reflect the 16,000,000 shares of USAOneStar.Net, Inc. which were outstanding prior to the reverse acquisition.

NOTE 6 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Corporation conducted business with one telecommunications provider which accounted for approximately 76%, 77% and 95% of their total revenue for the periods ended June 30, 2001, December 31, 2000 and 1999, respectively, and 93% for the six month period ended June 30, 2000. On October 9, 2001, the Corporation filed for arbitration to resolve a dispute between these parties.

The defendant has subsequently filed for Chapter 11 bankruptcy. The outcome of the arbitration is unknown at this time. With the loss of this provider, it is management's plan to contact the Company's customers and switch their service to other providers. The Company currently writes business for 12 local telecommunication providers and 4 long distance providers. The Company now represent a larger number of providers and can offer theri customers a wider range of services and providers. Due to the bankruptcy announcement, their customers have been most anxious to find a more suitable provider and look to the Company as their "broker" to advise and service their telecommunication needs by helping to facilitate the move. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of classification of liabilities that might result from the outcome of this uncertainty.

NOTE 7 - UNAUDITED INFORMATION

The Company has elected to omit substantially all footnotes to the financial statements for the nine months ended March 31, 2000. The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the nine months ended March 31, 2002, and are of a normal recurring nature. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

             * * *

We have not authorized any dealer,                 ___________________
salesman or any other person to give
any information or to make any                         PROSPECTUS
representations not contained in this
prospectus.  Any information or                    ___________________
representation not contained in this
prospectus must not be relied upon
as having been authorized by Palladium.

                __________

            TABLE OF CONTENTS
                                        Page    Palladium Communications, Inc.
Prospectus Summary......................  3
Risk Factors............................  4
Use of Proceeds.........................  6
Market for Common Equity................  6              162,400,000
Management's Discussion and Analysis....  8             Common Shares
Our Business ........................... 12
Property................................ 17
Legal Proceedings....................... 18
Management ............................. 18
Principal Stockholders.................  20
Description of Securities..............  21
Selling Stockholders...................  22
Plan of Distribution...................  23
Interest of Named Experts and Counsel..  25          July 8, 2002
Commission Position on Indemnification
 For Securities Act Liability..........  25
Available Information..................  25
Changes In and Disagreements With
 Accountants...........................  26
Index to Financial Statements..........  26

                             PART II


                        ITEM 27: EXHIBITS

Exhibit        Description
-------        -----------

2.1 Agreement and Plan of Reorganization between Corvallis and USAOneStar/Texas, dated October 31, 2000 (Incorporated by reference to exhibit 2.1 of Form 10-QSB filed on November 14, 2000)
2.2 Agreement and Plan of Reorganization between USAOneStar and Palladium/Kentucky, dated August 31, 2001 (Incorporated by reference to exhibit 2.1 of Form 8-K filed on September 14, 2000)
3.1 Articles of Incorporation, as amended (Incorporated by reference to exhibit 3.1 of Form 8-K filed on February 7, 2002)
3.2 Bylaws (Incorporated by reference to exhibit 5 of Form S-18 filed on November 9, 1987)
5.1     Opinion of Cindy Shy P.C
10.1 Agreement between Net Related, Inc. and USA Star L.L.C., dated May 15, 2000 (Incorporated by reference to exhibit 10.1 of Form 10-QSB filed on February 14, 2001)
10.2 Agreement between Virtual City Vision, Inc. and USAOneStar.Net, Inc., dated September 18, 2000 (Incorporated by reference to exhibit 10.2 of Form 10-QSB filed on February 14, 2001)
10.3 Securities Purchase Agreement between Palladium and Accredited Investors, dated February 28, 2002 (Incorporated by reference to exhibit 10.3 to Form 10-QSB, filed May 15, 2002)
10.4 Registration Rights Agreement between Palladium and Accredited Investors, dated February 28, 2002. (Filed June 17, 2002)
23.1    Consent of Chisholm & Associates  (Filed June 17, 2002)
23.2    Consent of Cindy Shy, P.C.  (Filed June 17, 2002)
24.1    Power of Attorney  (Filed June 17, 2002)

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, duly authorized.


                                  Palladium Communications, Inc.



Date: 7/1/02                   By:   /s/ Raymond C. Dauenhauer, Jr.
      --------                     ----------------------------------------
                                     Raymond C. Dauenhauer, Jr., President,
                                     CEO,  Principal Financial and
                                     Accounting Officer,  and Director

     Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated.



Date: 7/1/02                   By: /s/ Raymond C. Dauenhauer, Jr.
      -------                      -------------------------------------------
                                   Raymond C. Dauenhauer, Jr., President, CEO,
                                    Principal Financial and Accounting
                                   Officer,  and Director



Date: 7/1/02                   By: /s/ Jeffrey A. Underhill
      -------                      -------------------------------------------
                                   Jeffrey A. Underhill, Secretary/Treasurer
                                   and Director


Date: 7/1/02                   By: /s/ G. Townsend Underhill, III
      --------                     ------------------------------------------
                                   G. Townsend Underhill III, Director


Date: 7-1-02                   By: /s/ Kelly Turner
      --------                     ------------------------------------------
                                   Kelly Turner, Director


Date: 7-1-02                   By: /s/ Jack T. Wells
      -------                      -----------------------------------------
                                   Jack T. Wells, Director